June 4, 2010
VIA EDGAR CORRESPONDENCE
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Station Place
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	HCA Inc. Information Statement on Schedule 14C Filed May 27, 2010 File No. 000-23511
Dear Mr. Riedler:
     On behalf of HCA Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 3, 2010 (the “Comment Letter”), concerning the Company’s Information Statement on Schedule 14C filed May 27, 2010 (the “Information Statement”).
     For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the responses.
Information Statement filed May 27, 2010
1.	Please refer to your disclosure entitled “Summary of Amended and Restated Certificate of Incorporation” on page 4. We note your statement that the Amended and Restated Certificate of Incorporation authorizes the issuance of 1,800,000,000 shares of common stock. However, your Form 10-K for the Fiscal Year Ended December 31, 2009 indicates that you have 125,000,000 authorized shares of common stock. It appears that you have increased the number of shares that are authorized for issuance in this amendment to your Certificate. Please expand your information statement to disclose, as a separate action in the Notice to Shareholders, that the company is increasing the number of shares authorized for issuance. In addition, please clarify whether this action was approved by the Board of Directors and a majority of Shareholders.
     The disclosure in the Notice to Shareholders as well as on pages 2, 3, 6 and 52 of the Information Statement has been revised in accordance with the Staff’s comment.

2.	Please disclose whether you currently have, or do not have, any plans to issue any of the authorized but unissued shares that are available as a result of the amendment to the Amended and Restated Certificate of Incorporation that increased the number of authorized shares from 125,000,000 to 1,800,000,000.
     The disclosure on page 6 of the Information Statement has been revised in accordance with the Staff’s comment.

     The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;
2.	The Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
____________________
     Please do not hesitate to contact me at (615) 344-5881 if you have any questions. Thank you in advance for your prompt attention to this matter.
Sincerely,
/s/  John M. Franck II
Vice President-Legal & Corporate Secretary

cc:	Rose Zukin, Securities and Exchange Commission